Filed by SoftBank Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

SoftBank Corp.

April 19, 2013

Determination of Terms and Conditions of Issue of Foreign Currency Denominated Senior Notes

SoftBank Corp. (the “Company”) announces that today it determined the terms and conditions of the issue of the USD-denominated 4.500% Senior Notes due year 2020 and the Euro-denominated 4.625% Senior Notes due year 2020 (collectively, the “Notes”) announced in our press release of April 8, 2013, entitled “Issue of Foreign Currency Denominated Senior Notes.”

Furthermore, on April 17, 2013 the board of directors of the Company has resolved that the upper limit of the maximum aggregate amount of the USD-denominated Senior Notes due year 2020 to be issued shall be increased to USD 3 billion (provided, however, that the total aggregate amount of the Notes shall not exceed the equivalent of the sum of USD 2 billion and Euro 1 billion).

Summary of the Notes

	USD-denominated Senior Notes due year 2020	Euro-denominated Senior Notes due year 2020

(1) Aggregate amount	USD 2.485 billion (approximately JPY 243.5 billion*)	Euro 625 million (approximately JPY 80.6 billion*)

(2) Price at issue	100% of the par value	100% of the par value

(3) Interest rate	4.500% per annum	4.625% per annum

(4) Interest payment	To be paid semi-annually

(5) Redemption value	100% of the par value

(6) Term	7 years

(7) Maturity	April 15, 2020

(8) Redemption method	Lump-sum redemption at maturity

(9) Interest payment date	April 15 and October 15 of each year

(10) Settlement date	April 23, 2013

(11) Offering region	The United States, Europe, Asia, etc.

(12) Offerees	Institutional investors

(13) Collateral	None

(14) Guarantee	Yes

(15) Guarantors	SoftBank Mobile Corp. and SoftBank Telecom Corp.

(16) Rating

(i)     Standard & Poor’s Ratings Services

BBB

Standard & Poor’s Ratings Services placed the Company’s rating on credit watch in its report dated April 9, 2013, announcing that it is likely to downgrade the rating to BB+ if the acquisition of Sprint Nextel Corporation (“Sprint”) proceeds.

(ii)    Moody’s Japan K.K.

Baa3

Moody’s Japan K.K. announced in its report dated April 9, 2013 that it has placed the Company’s rating under review, and that the rating may be downgraded by 1 notch or 2 notches at maximum after the acquisition of Sprint is consummated.

(17) Listing	Singapore Exchange

(18) Use of proceeds	(1) to comprise a portion of the consideration for the acquisition of Sprint, (2) to refinance certain of the existing indebtedness of the Company, or (3) for general corporate purposes

*	Based on exchanged rate of USD = JPY 98 and Euro = JPY 129.

Disclaimer

Important Notice

The Notes will not be registered under the Financial Instruments and Exchange Act of Japan, as amended and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations), except as permitted under any applicable laws of Japan.

Note: This press release is not an offer to sell or a solicitation of any offer to buy the securities of SoftBank Corp. (the “Company”) in the United States or elsewhere. The notes may not be offered or sold in the United States without registration or an exemption from registration under the United States Securities Act of 1933 (the “Securities Act”). Any public offering of notes to be made in the United States will be made by means of an English language prospectus prepared in accordance with the Securities Act that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as the Company’s financial statements. However, the Company will not undertake a public offering and sale of notes in the United States, and the notes have not been and will not be registered under the Securities Act.

This press release is directed solely at persons who (I) are outside the United Kingdom or (II) are investment professionals, as such term is defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or (III) are persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order.

Information contained in this press release is based on information available as of the date hereof and is subject to change without notice. This press release may contain forward-looking statements, which are by their nature subject to various risks and uncertainties that may cause actual results and future developments to differ materially from those expressed or implied by such statements. Please make note of the disclaimers contained hereto.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed financing of the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), pursuant to a merger agreement and the proposed acquisition by Sprint of Clearwire Communications LLC (“Clearwire”). All statements, other than historical facts, including statements regarding the expected terms of the proposed financing, and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which are available on the SEC’s web site (www.sec.gov).

There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II has filed with the SEC a Registration Statement on Form S-4 which includes a proxy statement of Sprint, and that also constitutes a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, is available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us - Investors” and then under the heading “Documents and Filings - SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2012. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers is available in the proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.